

September 29, 2011

Via E-Mail
Timothy K. Driggers
Vice President and Chief Financial Officer
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

> **Re: EOG Resources, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 001-09743**

Dear Mr. Driggers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Business, page 1

Exploration and Production, page 2

1.   Please furnish to us a spread sheet presentation of your proved developed and proved undeveloped reserves for each of the U.S. basins presented on pages 2-4.

Risk Factors, page 14

Drilling crude oil and natural gas wells is a high-risk activity and subjects us to a variety of risks that we cannot control, page 15

2.   Please expand your discussion to disclose the consequences of loss of hydrocarbon containment during drilling, transportation and processing. Address offshore operations separately.

Consolidated Statements of Income and Comprehensive Income, page F-5

3.   We note the 2010 line item under "Operating Expenses" for "Lease and Well" is $698 million while the 2010 line item for "Production Costs" in the Results of Operations on page F-44 is $998 million. We see similar differences for 2009 and 2008. With reasonable detail, please reconcile these differences to us. Address the production cost line items that are not included in "Operating Expenses".

Supplemental Information to Consolidated Financial Statements, Page F-34

Oil and Gas Producing Activities, page F-35

4.   We note your statement, "Those few [proved undeveloped] locations developed in year six or later are located in areas in which EOG has a demonstrated track record of continuous development activity that exceeds the length of the current development plan." Please tell us the number of locations scheduled for development beyond five years from booking as well as the PUD reserves attributed to them.

Net Proved and Proved Developed Reserve Summary, pages F-37

5.   Please submit to us the petroleum engineering reports you used as the basis for your 2010 Eagle Ford shale and Haynesville shale proved reserve disclosures. You may provide this in digital form utilizing flash drive or compact disk. Include for each shale play:

   a) One-line recaps for each property in spread sheet format sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

   b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

   c) Individual income forecasts for each of the three largest (net equivalent reserve basis) wells/locations in the proved developed and proved undeveloped categories (12 total) as well as the AFE for each of the six PUD locations;

   d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of these 12 properties. Include the number of spacing units these six PUD locations are from the nearest productive wells as well as a map and a brief narrative in support of the assigned reserves. Please ensure that the decline

Timothy K. Driggers
EOG Resources, Inc.
September 29, 2011
Page 3

      parameters, EURs and cumulative production figures are presented on the rate/time plots.

6.   With reasonable detail, please explain to us the:

- Terminal net decline rates employed in the proved reserve estimates for your Eagle Ford and Haynesville shale play, the technical support for them (including analogy fields) and the effect of increasing/decreasing the decline rates by 25% on Estimated Ultimate Recovery and economic well life;

- Results – incremental estimated ultimate recovery and cost - of any Eagle Ford and Haynesville shale refracture treatments as well as provisions for any such future treatments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Ron Winfrey at (202) 551-3704 or myself at (202) 551-3489 if you have questions regarding comments.

      Sincerely,

      /s/ Brad Skinner

      Brad Skinner
      Senior Assistant Chief Accountant